February 10, 2009

VIA EDGAR

Securities and Exchange Commission

Attention: Filing Desk, Stop 1-4

100 F Street, NE

Washington, DC 20549

RE:	Dodge & Cox Funds
File No. 811-173

Dear Sir/Madam:

In accordance with Section 24(b) of the Investment Company Act of 1940, we are filing copies of client presentation materials for the Dodge & Cox Funds.

Sincerely,

/s/ Thomas M. Mistele
Thomas M. Mistele

Enclosures

% change (YOY)
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

%
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Recent Policy Actions And Effect on Mortgage Market
Sources: Freddie Mac, Bloomberg. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
S&P / Case-Shiller Composite-20 City Home Price
Index (% Change YOY)
Mortgage Affordability (NAR Home Affordability
Composite Index) Mortgage Bankers Association Mortgage Applications
Freddie Mac 30-Yr Conforming Mortgage Rate (Survey)
09-091
January 31, 2009
-20
-15
-10
-5
0
5
10
15
20
4.00
4.50
5.00
5.50
6.00
6.50
7.00
7.50
8.00
8.50
9.00
80
90
100
110
120
130
140
150
160
0
2,000
4,000
6,000
8,000
10,000
12,000
0
100
200
300
400
500
600
Refis (left scale) Purchases (right scale)

OAS*
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

OAS*
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Yield Differential %
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

OAS*
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

2008: Challenging U.S. Bond Market Conditions
January 31, 2009
Sources: Barclays Capital, Bloomberg. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
*OAS (option-adjusted spread) is the option-adjusted yield differential between stated index and comparable U.S. Treasuries. OAS does not translate into a return.
** Index rebranding effective 11/3/08 from Lehman Brothers Indices to Barclays Capital Indices.
Barclays Capital**
Quality Rating Indices
TED Spread
Barclays Capital** Banking Index
Barclays Capital**U.S. MBS Index
09-091
-
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
1,300
1,400
1,500
1,600
Corp AAA Corp AA Corp A Corp BAA BA/B
0
50
100
150
200
250
300
350
400
450
500
550
600
650
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
TED Spread is the difference in rates between 3mos. libor rate and 3mos. UST Bill rate
-
20
40
60
80
100
120
140

OAS*
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Barclays Capital (POINT System). Index rebranding effective 11/3/08 from Lehman Brothers Indices to Barclays Capital Indices.
*The option-adjusted spread (OAS) is the instrument’s current spread over the benchmark minus that component of the spread that is attributable to the cost of the embedded options. OAS does not translate into a return. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Corporate Spread Comparison By Quality Rating
January 31, 2009
09-091
-
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
1,300
1,400
1,500
1,600
Corp AAA Corp AA Corp A Corp BAA BA/B

OAS*
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

MBS Spreads (OAS) Over Time
Source: Barclays Capital (POINT System). Index rebranding effective 11/3/08 from Lehman Brothers Indices to Barclays Capital Indices.
*The option-adjusted spread (OAS) is the instrument’s current spread over the benchmark minus that component of the spread that is attributable to the cost of the embedded options. OAS does not translate into a return. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
January 31, 2009
09-091
-
20
40
60
80
100
120
140
160
180
200